BC FORM 51-102F3

MATERIAL CHANGE REPORT

NOTE:           If this report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

1.           Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp. (formerly YGC Resources Ltd.)
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.           Date of Material Change

The date of the material change is April 1, 2008.

3.           News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                               April 1, 2008

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta, Ontario and Quebec, to the TSX and via wire by CCN Matthews.

4.           Summary of Material Change

Yukon-Nevada Gold Corp. reports record profits for its fourth quarter.

5.           Full Description of Material Change

Yukon-Nevada Gold Corp. (the “Company” or “Yukon-Nevada”) announced results for its fourth quarter of 2007 and its year end results. Financial results only reflect the activities of Queenstake Resources Ltd. since its acquisition in June 2007. All amounts in this news release are in US dollars, unless otherwise stated.

The Company reported:

  A gross margin from mining operations of $9.69 million for the fourth quarter.
  A gross margin from mining operations of $16.24 million for the year.
  Income from mine operations of $7.30 million for the fourth quarter after adjustments for depreciation, depletion and accretion.
  Income from mine operations of $9.43 million for the year after adjustments for depreciation, depletion and accretion.
  Earnings before taxes for the fourth quarter of 2007 were $3,373,000.

  A Loss before taxes for the year of $930,000.

The Company’s 2007 annual gold production rate from Jerritt Canyon met the forecasted rate of 120,000 ounces per annum with 59,100 ounces of gold produced from Jerritt Canyon ore in the six months of operation. Gold production is expected to be around 120,000 ounces in 2008 and increase in 2009 and as new projects come on stream. The Company also produced 38,098 ounces of gold from purchased ores for a total of 97,198 ounces of gold.

The gold ounces produced from Jerritt Canyon ore were sold at a weighted average price of $739 per ounce and produced at a cash cost of $416 per ounce.

Yukon-Nevada Gold’s President and Chief Executive Officer, Graham C. Dickson, commented, “We are pleased to see that the fourth quarter continued with an improved performance over the third quarter. The recently scheduled mill shutdown was to make sure that this kind of performance can continue without sacrificing anything in terms of safety or the environment. We expect to be back in production this week and to be operating within the requirements of NDEP order No. 2008-13. We will continue throughout this and every year to work diligently to improve both our safety and environmental performance with a resultant overall improvement in operations.”

Mr. Dickson further stated, “The exploration team matched the performance of the operations group in 2007 by greatly enhancing the Company’s reserves at Jerritt Canyon and by the preliminary delineation of several open pits at the Ketza River property.” (as previously reported on March 3rd 2008 and March 5th 2008.)

The Company engages in the forward sales of gold produced from ore purchased from third parties. This practice ensures that the Company achieves an acceptable profit margin on this activity. The Company is not hedged on any gold produced from its own Jerritt Canyon ore.

The Company’s excess cash is invested in short-term investments, all with a maturity date of less than 90 days from the date of purchase (these investments are classified as “cash” on the balance sheet). All investments are in “Bearer Deposit Notes” or Bankers Acceptances issued by major Canadian chartered banks. The Company does not have asset-backed securities in its investment portfolio.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.           Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

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Name:	Graham Dickson, President and CEO
Bus. Tel:	(604) 688-9427

9.           Date of Report

Dated at    Vancouver, British Columbia                           , this   2nd day of April, 2008.

“Graham Dickson”
Graham Dickson, President and CEO